Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

The COVID-19 pandemic

In September 2021, a group of members of the Chamber of Deputies submitted to Congress a draft bill to amend the Constitution to extend the benefit of free education to higher education students who have lost it during the COVID-19 pandemic for exceeding the maximum time to complete their degree courses or study programs. The extension of this benefit would be exceptional and with the sole purpose of mitigating the consequences of the COVID-19 pandemic. As of the date of this amendment to the Annual Report, the draft bill is being discussed in Congress.

On November 30, 2021, the President of the Republic announced the extension of the application period for the Emergency Labor Income (Ingreso Laboral de Emergencia or “Labor IFE”) through March of 2022. This decision will allow more workers to access the subsidy. In addition, this extension means that those who are beneficiaries of the Labor IFE during November and December 2021 will receive up to three months of subsidy payments, as long as they remain employed. For more information about the Labor IFE, see “Recent Developments — The Covid-19 pandemic” in Amendment No. 5 to the Annual Report.

Currently, the government maintains a vaccination program that started on February 3, 2021, with defined weekly calendars for specific groups that meet the criteria indicated by the Ministry of Health. On November 25, 2021, the government authorized the vaccination program to expand to children over the age of three. As of December 5, 2021, 13,876,476 people have been fully vaccinated in Chile (excluding the “booster” dose), of which 573,196 people have been vaccinated with a single dose vaccine, 13,651,033 have received the first of two doses of the COVID-19 vaccine and 13,303,280 people have received both doses. Additionally, as of such date, 8,957,319 people have received the additional “booster” dose.

On November 29, 2021, the Ministry of Health announced an update to the Protected Borders Plan (Plan de Fronteras Protegidas) in order to activate protective measures against the new COVID-19 Omicron variant. Among such measures, as of December 1, 2021, the entry of non-resident foreigners who spent time in any of the African countries affected by the Omicron variant within the 14 days prior to traveling to Chile will be banned. In addition, access to Chile through some border passes will remain prohibited.

The government currently maintains a “step-by-step” gradual lockdown relief program in force since March 2020. Depending on the results of these health and safety guidelines and criteria, the government may allow each district or region to gradually advance to the full re-opening stage or go back to a previous restricted stage. On September 27, 2021, the President of the Republic announced the end of the state of constitutional emergency and an update to the “step-by-step” program that became effective on September 30, 2021. The updated program eliminates all mobility restrictions. As of November 1, 2021, a mobility pass, granted to persons fully vaccinated, is required for all persons over the age of 12 to have greater freedom of mobility and participate in larger group gatherings. As of December 1, 2021, the government announced that a booster dose will be required for granting mobility passes to persons of 45 years and older.

As of the date of this amendment to the Annual Report, no district in Chile is under quarantine, and the stringency index (a composite measure based on nine response indicators including school closures, workplace closures, and travel bans) as of December 5, 2021, stood at 35.65.

As of December 5, 2021, 1,772,547 COVID-19 infections had been recorded in Chile, of which 11,781 were active as of such date, with 1,947 new cases recorded on December 5, 2021, and 38,501 total deaths.

Pension Funds and the Chilean Pension System

On September 20, 2021, the President of the Republic submitted to Congress a draft bill on pension funds system reform, aimed at improving the Chilean pension system. The proposed measures include, among others: (i) expanding the coverage of the collective fund known as the “Pilar Solidario” up from 60% to 80% of the country’s most vulnerable population, which would incorporate more than 500,000 pensioners; (ii) increasing the current guaranteed minimum pension amount known as “Pensión Básica Solidaria” to Ps.178,958 per month (equivalent to US$214 approximately); and (iii) reducing the pension gaps of unemployed persons, by establishing a mandatory contribution equivalent to 10% of the payment of each unemployment insurance benefit established by Law No. 19.728, to their individual capitalization accounts in their corresponding Pension Fund Administrator (“AFP”), as well as a contribution for the payment of the disability and survivors’ insurance. These contributions are expected to be financed in the first instance from the Individual Unemployment Account or “Cuenta Individual por Cesantía” (composed of the mandatory monthly contributions paid by workers and employers), and in the event of insufficient resources, from the Solidarity Unemployment Fund or “Fondo de Cesantía Solidario” (a common shared fund composed of contributions from employers and the government). The cost of these measures is expected to be approximately US$1.1 billion, equivalent to 0.33% of the Chilean GDP, which is expected to be financed by the elimination or restriction of certain existing tax exemptions. See “Recent Developments — Taxation below” below. As of the date of this amendment to the Annual Report, this draft bill is being discussed in Congress.

According to information provided by the pension fund industry, as of November 22, 2021, the total amount that pension fund account holders have redeemed pursuant to the three withdrawals permitted in connection with the COVID-19 pandemic is approximately U.S.$47.2 billion, plus one withdrawal from life annuities (rentas vitalicias) from life insurance companies, amounting to U.S.$1.1 billion as of November 19, 2021 (latest available date). For more information on the first, second and third withdrawals, see “Monetary and Financial System — Pension Funds and the Chilean Pension System” in the Annual Report.

A proposed fourth withdrawal from individual capitalization accounts of the AFPs and a second withdrawal of life annuities was rejected by the Chamber of Deputies on December 3, 2021.

The Chilean Constitution and Government

On September 27, 2021, the President of the Republic submitted to Congress a draft bill to create a “Ministry of Public Security”, as a direct and immediate collaborator of the President of the Republic in all matters related to multidimensional security, especially preservation of public safety. The draft bill contains an article especially dedicated to the specific powers of this new ministry with respect to law enforcement and public security forces, which include the necessary powers for the strategic, operational, budgetary and administrative oversight of these institutions. As of the date of this amendment to the Annual Report, the draft bill is being discussed in Congress.

On September 28, 2021, the President of the Republic submitted to Congress a draft bill to amend Law No. 20,128 on Fiscal Responsibility. The main proposals of this draft bill include: (i) complementation of the structural balance rule with public debt targets, known as the “Dual Rule”, preserving the focus on a structural balance goal, but adding an explicit justification of fiscal sustainability; (ii) establishing “escape clauses” to fiscal policy targets, which formalize and regulate a procedure for cases in which facing extreme or exceptional circumstances, the President of the Republic may justifiably deviate from fiscal policy targets; (iii) the obligation to publish the expected results of the structural balance sheet and net financial position at the end of each government administration, as well as the publication of a technical document with a 10-year projection; (iv) the obligation to report compliance with fiscal policy targets at mid-term and towards the end of each government administration’s term; and (v) granting legal rank to the obligation to prepare the financial reports of draft bills submitted by the President of the Republic to Congress, which shall be of public access. As of the date of this amendment to the Annual Report, this draft bill is being discussed in Congress.

On October 13, 2021, the President of the Republic declared a Constitutional State of Emergency in the provinces of Biobío, Arauco, Malleco and Cautín, following serious and repeated acts of violence committed by armed groups in these regions. Since then, such regions have been under the immediate dependence of the Chief of National Defense and commanded by the Armed and Public Security Forces, which have the constitutional authority to limit the rights of free transit and free assembly. Since its declaration, the Constitutional State of Emergency has been extended three times for periods of 15 days each time, being the second and third extensions approved in Congress on November 9 and November 24, 2021, respectively, in accordance with the Chilean Constitution.

On November 2, 2021, a group of members of the Senate submitted to Congress a draft bill which seeks to create the “National Commission for Reconciliation and Social Peace” (Comisión Nacional de Reconciliación y la Paz Social) composed of various representatives of certain public institutions, whose purpose would be to propose solutions to address the situation of extensive pre-trial detention and allegations of violations of due process with respect to individuals who have been charged with criminal acts occurred during the protests and demonstrations of the social unrest between October 7, 2019 and December 9, 2020. As of the date of this amendment to the Annual Report, the draft bill is being discussed in Congress.

2022 Budget

On November 22, 2021, Congress approved the draft bill for the “2022 Budget Law” submitted by the President of the Republic on September 30, 2021.

When submitting the budget law for each year, the Ministry of Finance sets forth certain macroeconomic assumptions used to project government revenues and fiscal deficit, among others. These projections are updated and published quarterly in a public finances report (Informe de Finanzas Públicas, or the “IFP”). When submitting the draft bill for the 2022 budget in September 2021, the Ministry of Finance also updated the macroeconomic assumptions underlying the 2021 budget.

The following table sets forth the macroeconomic assumptions underlying the 2021 budget bill submitted to Congress in September 2020 and the latest estimate included in the IFP published on September 30, 2021. In addition, the table sets forth the budget assumptions for the 2022 budget bill submitted to Congress in September 2021:

2021 and 2022 Budget Assumptions for Effective Balance

	Updated 2021 Budget Assumptions(1)	2022 Budget Assumptions(2)
Real GDP growth (% change compared to the prior year)	9.5	2.5
Real domestic demand growth (% change compared to the prior year)	16.2	1.7
CPI (% change December 2020/2021 compared to December 2021/2022, as applicable)	4.1	4.4
Annual average nominal exchange rate (Ps./US$1.00)	741	739
Annual average copper price (US$ cents per pound)	422	400

(1)    Updated in September 2021.

(2)    Considered for the preparation of the 2022 Budget.

Source: Chilean Budget Office.

Due to the economic recovery after the crisis derived from COVID-19, the 2022 budget foresees the normalization of public spending in 2022. Thus, projected central government revenues, when measured in constant pesos of 2022, are expected to reach Ps. 55.2 billion for 2021 (33.1% in real terms, compared to the central government revenues of 2020), and they are expected to decrease by Ps. 53.6 billion for 2022 (a 7% decrease in real terms, compared to the amount projected for 2021). Projected central government expenditures, when measured in constant pesos of 2022, are expected to reach Ps. 78.3 billion in 2021 (a 32.1% increase in real terms, compared to central government expenditures of 2020), and they are expected to reach Ps. 60.7 billion for 2022 (a 22.5% decrease in real terms compared to the amount projected for 2021). As a result, the effective deficit is expected to amount to 8.3% and 2.8% of GDP for 2021 and 2022, respectively, while the central government’s gross debt is expected to increase to 34.9% of GDP in 2021 and 37.5% of GDP in 2022. The 2022 Budget allows the incurrence of indebtedness by Chile in an amount of US$ 21.0 billion, which is the same amount approved by the 2021 Budget Law. Additionally, Law No. 21,288, published in the Official Gazette of December 14, 2020, allowed an extra US$8.0 billion for the funding of the Fondo de Emergencia Transitorio Covid-19 (COVID Fund), until June 30, 2022, all of which has been used as of the date of this amendment to the Annual Report.

While these projections might have been reasonable when formulated, they are subject to certain risks and uncertainties, including the potential effects of current events that are not reasonably foreseeable or known at this time, that could cause actual results to materially differ from those contemplated by these projections. Accordingly, the Republic gives no assurance that actual events will not materially differ from the information set forth above.

The main objectives of the 2022 Budget include:

•	Advancing public health by strengthening the health system at all levels, including, personnel, infrastructure, equipment and technology, as well as the creation of a special extraordinary health fund for an estimated amount of US$1.0 billion to continue the fight against the Covid-19 pandemic and the reduction of waiting lists at the public health system, in particular for surgery and complex treatments.

•	Economic reactivation and job creation, among others: (i) an increase in public investment to stimulate economic activity and job generation, mainly concentrated in housing, through the granting of a subsidy that is expected to benefit approximately 50,000 families and contribute to public works related to water resources infrastructure and sports infrastructure for the Santiago 2023 Pan American Games; (ii) resources to support the transition and termination of programs implemented in the context of the Covid-19 pandemic, such as the Labor IFE; and (iii) a special fund within the Public Treasury to promote the creation of new jobs; and (iv) programs aimed at promoting women’s insertion into the labor market.

•	Advancing in public order and public safety by increasing resources to modernize the infrastructure, equipment and technology of the police (Carabineros) and the investigations police (Policía De Investigaciones);

•	Advancing a better childhood program by the creation of a new specialized protection service for children and adolescents, known as “Mejor Niñez”, which replaces the current National Service for Minors (“Sename”).

•	Improving elderly care by: (i) strengthening the Better Adult Program (Programa Adulto Mejor), which seeks the full integration of the elderly into society; (ii) expanding the coverage of the collective pension fund known as the “Pilar Solidario” and increasing the current guaranteed minimum pension amount known as “Pensión Básica Solidaria”; and (iii) increasing from approximately Ps.26,000 to Ps.35,000 the bonus for caregivers of the home care program for elderly people and dependent persons, known as “Bono a Cuidadores” (Caregivers’ Bonus).

•	Advancing in quality education and science by: (i) increasing resources to make further progress in improving the quality of education at all levels; (i) implementing a national science, technology, knowledge and innovation policy; (ii) supporting rural education through the creation of a competitive infrastructure fund for subsidized educational establishments located in rural areas and with a high rate of indigenous students, to build, remodel or repair classrooms, sports or recreational facilities.

•	Strengthening regional governments by a 5.3% increase in regional government investment and the creation of two new regional contingency and interregional equity support funds.

•	Strengthening migration programs by increasing the budget allocated to the new migration service to create four new programs associated with requirements for a better functioning of this new service.

•	Finally, the 2022 Budget initiates the recovery of the country’s savings by injecting resources to the sovereign wealth funds, by providing a contribution of US$2 billion to the Economic and Social Stabilization Fund (“FEES”).

The Constitutional Convention

On October 7, 2021, the Constitutional Convention approved their general internal rules of procedure, known as “Reglamento General”, that will allow to begin drafting a new Constitution for Chile. These regulations include the procedure for the approval of constitutional norms, establishing for these purposes six different stages ranging from the examination of admissibility of each of the normative proposals to the final review of the draft of the new Constitution by a “Harmonization Commission” which will review and ensure the technical quality and coherence of the constitutional text before it is submitted to the national plebiscite for its approval.

In addition, the Constitutional Convention agreed to incorporate the possibility of an “intermediate” citizens’ decisive plebiscite when a proposal for a constitutional provision is rejected for not reaching the vote of 2/3 of the Convention members in office and, when submitted to a second vote by the plenary of the Convention, after incorporating amendments debated and voted on in the respective committee for the purpose of drafting a second proposal, again fails to obtain the vote of 2/3 of the Convention members in office, but is voted in favor by 3/5 of the Convention members in office. In this single case, the proposed constitutional provision could be considered for submission to a single decisive citizen plebiscite to be held on a date prior to the thirtieth day before the Constitutional Convention ceases to function.

On October 18, 2021, the Constitutional Convention began to work on the drafting of the new Constitution, beginning the substantive debate on the constitutional rules.

Presidential and Congressional Elections

Presidential, congressional and regional councilors elections were held on November 21, 2021. Among the several presidential candidates, José Antonio Kast, a conservative candidate obtained approximately 27.91% of the votes, and Gabriel Boric, the candidate of the left coalition, obtained approximately 25.83% of the votes. The rest of the candidates, Franco Parisi, Sebastián Sichel, Yasna Provoste, Marco Enríquez-Ominami and Eduardo Artés, obtained 12.8%, 12.8%, 11.6%, 7.6% and 1.5% of the votes, respectively. As no candidate obtained the absolute majority required to secure the presidency, a runoff election will take place on December 19, 2021 between José Antonio Kast and Gabriel Boric.

The following table details the outcome of the presidential election held on November 21, 2021:

2021 Presidential Election Vote
(%)

First Round
Right (1)	27.91
Left (2)	25.83
Center-Right(3)	12.79
Center-Left(4)	11.61
Others(5)	21.80

(1)	Mr. José Antonio Kast ran as candidate for the political party called Partido Republicano.
(2)	“Left” parties created in 2021 the political-electoral coalition called “Apruebo Dignidad”, formed by the following parties, among others: Partido Comunista, Federación Regionalista Verde, Revolución Democrática; Convergencia Social y Comunes.
(3)	“Center-Right” corresponds to a political-electoral alliance called “Chile Vamos” formed by the following parties: Unión Demócrata Independiente, Renovación Nacional, Evolución Política and Partido Regionalista Independiente. The candidate representing the Center-Right alliance in the 2021 elections was Mr. Sebastián Sichel.
(4)	“Center-Left” parties created a political-electoral alliance in 2021 called “Nuevo Pacto Social” formed by the following parties: Partido Socialista, Partido por la Democracia, Partido Demócrata Cristiano, Ciudadanos, Partido Radical y Partido Liberal. The candidate representing the Center-Left alliance in the 2021 elections was Mrs. Yasna Provoste.
(5)	“Others” corresponds to candidates Mr. Franco Parisi (Partido de la Gente), Mr. Marco Enríquez-Ominami (Partido Progresista) and Mr. Eduardo Artés (Unión Patriótica).

The following table sets forth the party composition of the Chamber of Deputies and Senate following the elections held in November 2021:

	Chamber of Deputies (in number of deputies)	Senate (in number of senators)
	2021	2021
Centro Unido (Center)	1	0
Ciudadanos (Center-Left)	1	0
Comunes (Left)	6	0
Convergencia Social (Left)	9	0
Democracia Cristiana (Center-Left)	8	5
Evópoli (Center-Right)	4	4
Federación Regionalista Verde (Left)	2	2
Partido Comunista (Left)	12	2
Partido Conservador Cristiano (Right)	1	0
Partido de la Gente (Center)	6	0
Partido Ecologista Verde (Left)	2	0
Partido Humanista (Left)	3	0
Partido Liberal (Cente-Left)	4	0
Partido por la Democracia (Center-Left)	7	6
Partido Radical (Center-Left)	4	0
Partido Regionalista Independiente (Center-Right)	1	0
Partido Republicano (Right)	14	1
Partido Socialista (Center-Left)	13	7
Renovación Nacional (Center-Right)	25	11
Revolución Democrática (Left)	8	1
Unión Demócrata Independiente (Center-Right)	23	9
Independientes sin pacto (Independent)	1	2
Total	155	50

Environment and Energy

On October 25, 2021, a group of members of the Chamber of Deputies submitted to Congress a draft bill which would empower the Empresa Nacional del Petróleo (ENAP) to distribute and commercialize to final consumers all types of liquefied petroleum gas or natural gas services. The purpose is to introduce a new competitor in the market in order to generate better competitive conditions. As of the date of this amendment to the Annual Report, the draft bill is being discussed in Congress.

Banking Regulation

On October 7, 2021, the Financial Market Commission (“CMF”) published the updated 2022 version of Compendium of Accounting Standards for Banks (Compendio de Normas Contables para Bancos) which incorporates the information necessary to bring financial statements in line with the full implementation of Basel III.

On October 21, 2021, Law No. 21,384 was published in the Official Gazette authorizing a US$1,500 million capital contribution to Banco Estado, in order to comply with the capital requirements of Basel III. This capital contribution is expected to be completed by December 31, 2025 and to be financed with available assets of the Public Treasury, including resources of the FEES.

On November 3, 2021, the CMF published chapter 12-16 of the Updated Compilation of Rules for Banks (“Recopilación Actualizada de Normas”) containing the regulations on the control of the limit that banks must observe when granting financing to business groups, which according to the latest amendment to Article 84 No. 1 of the General Banking Law, effective as of January 12, 2019, equals 30% of the creditor bank’s net equity. In addition, these regulations are complemented with the creation of a new file of the Information System Manual for banks through which the information related to the daily operations carried out with entities belonging to the same corporate group will be reported on a monthly basis.

Capital Markets

On November 12, 2021, the CMF published General Rule No. 461 which incorporates sustainability and corporate governance issues in the annual report of supervised entities, such as banks, insurance companies, issuers of publicly offered securities, general fund managers and stock exchanges. The objective is for these entities to report on their environmental, social and governance policies, practices and targets, so that investors and the general public can evaluate and select those investment alternatives in which their interests would be best safeguarded.

Taxation

On September 20, 2021, the President of the Republic submitted to Congress a draft bill on pension funds system reform, including the expansion and strengthening of the collective fund known as the “Pilar Solidario”. See “Recent Developments — Pension Funds and the Chilean Pension System” above. The financing of this benefit involves the reduction or elimination of certain tax exemptions, including the following. As of the date of this amendment to the Annual Report, the draft bill is being discussed in Congress.

•	Capital gains tax on the sale of shares and other financial instruments with stock market presence: the Income Tax Law currently considers as a non-taxable income certain capital gain arising from the sale of shares and other financial instruments with stock market presence. The proposed amendment would tax, with a 5% single tax, the capital gains obtained in the sale of shares and other financial instruments that trade in stock markets. However, capital gains obtained by institutional investors, domiciled in Chile or abroad, will continue to be exempt according to this provision. The proposed amendment provides that this 5% single tax would apply to capital gains arising from sales made after six months from the first day of the following month when the proposed law is published in the Official Gazette.

•	Services subject to VAT: currently, the VAT Law levies only activities listed in Article 20 No. 3 and No. 4 of Income Tax Law and those listed in Article 8 of VAT Law (e.g., commerce, industry, among others). The proposed amendment provides that generally any service rendered as from January 1, 2022, would be subject to VAT, unless a special exemption applies. However, certain services related to health, education and passenger transportation would continue to be exempt from VAT.

•	Elimination of special credit for construction companies: currently, construction companies are entitled to deduct from the amount of their Monthly Income Tax Provisional Payments (Pagos Provisionales Mensuales), a 65% of the VAT tax debit on the sale of certain real estate for residential purposes. The proposed amendment aims at gradually eliminating such special credit starting on January 1, 2022 and finishing on January 1, 2024.

•	Elimination of certain tax benefits for “economic properties” owned by individuals: currently, Decree with Force of Law (DFL) No. 2 of 1959 considers as a non-taxable, among others, the income arising from the renting of “economic properties” owned by individuals. These benefits apply up to a limit of two properties per individual. However, properties acquired prior to 2010 are not subject to such limit on the number of properties. The amendment provides that as from January 1, 2022, such benefit would be limited to a maximum of two properties regardless of their acquisition date.

•	Life insurance taxation: currently, the income obtained by the beneficiaries of certain life insurance agreements are considered as a non-taxable income. The proposed amendment levies with Inheritance and Gift Tax (Impuesto a la Herencia y Donaciones) all benefits arising from life insurance agreements entered after the proposed law becomes effective.

•	Reporting obligation of non-taxable income: the Chilean Tax Authority will be allowed to request information related to non-taxable income.

Mining Tax Royalty

On November 30, 2011 the Senate approved in general a bill establishing a new mining tax, known as mining royalty, proposed in 2018 and approved by the Chamber of Deputies on May 6, 2021. Discussion in the Senate about each of the provisions of this bill is still pending. In essence, it establishes a compensation in favor of the State for the exploitation of the mining of copper, lithium and all the mining substances subject to concession, equivalent to 3.0% of the ad valorem value of the extracted minerals. This new mining royalty would not abrogate the existing one that applies to the copper mining sector, according to which mining companies producing over 50,000 metric tons of fine copper per year are subject to a tax ranging from 5.0% to 34.5% of operating margin, while those producing between 12,000 and 50,000 metric tons are taxed on a sliding scale from 0.0% to 4.5%. The Chilean Government and members of Congress have made reservation of rights about challenging the constitutionality of this new bill, because it was proposed by some deputies and the Chilean constitution provides that legal initiative on tax matters belongs in exclusive to the President of the Republic.

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the Imacec, Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2021
January	(2.9)	(2.1)	(2.7)
February	(1.9)	(6.2)	(1.1)
March	6.3	1.5	7.2
April	14.7	5.6	16.0
May	19.1	1.6	21.3
June	20.6	0.9	23.3
July	18.0	(1.9)	20.8
August	19.0	(2.3)	21.9
September	14.8	(7.9)	18.0

The following table sets forth certain macroeconomic performance indicators for the first three quarters of 2021:

	Current Account (millions of US$)	GDP Growth (in %)	Domestic Demand Growth (in %)
2021
First quarter	(1,836.8)	0.5	7.1
Second quarter	(2,637.7)	18.1	31.7
Third quarter	(6,504.4)	17.2	28.4

The following tables present GDP and expenditures measured at current prices and in chained volume at previous year prices, each for the periods indicated:

Nominal GDP and Expenditures
(at current prices for period indicated, in billions of Chilean pesos)

	Nine months ended September 30,
	2020	2021
Nominal GDP	144,550	174,378
Aggregate Domestic Demand	136,929	171,955
Gross Fixed Capital Formation	29,442	35,452
Change in Inventories	307	4,271
Total Consumption	107,180	132,232
Private Consumption	84,296	107,407
Government Consumption	22,884	24,825
Total Exports	46,504	54,732
Total Imports	38,883	52,309
Net Exports	7,621	2,423

Source: Chilean Central Bank.

Real GDP and Expenditure
(chained volume at previous year prices, in billions of Chilean pesos)

	Nine months ended September 30,
	2020	2021
Real GDP	105,987	118,247
Aggregate Domestic Demand	102,830	124,837
Gross Fixed Capital Formation	21,121	24,631
Change in Inventories	141	2,676
Total Consumption	81,567	97,530
Private Consumption	66,701	81,280
Government Consumption	14,812	16,447
Total Exports	32,828	32,220
Total Imports	29,752	38,806
Net Exports	3,076	(6,587)

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP, represented 61.6% in the nine months ended September 30, 2021. Government consumption decreased from 15.8% of GDP in the nine months ended September 30, 2020 to 14.2% of GDP in the nine months ended September 30, 2021. Another key component of demand, gross fixed capital formation, accounted for 20.3% of GDP in the nine months ended September 30, 2021 and 20.4% in the nine months ended September 30, 2020.

The following table presents nominal GDP by categories of aggregate demand:

Nominal GDP by Aggregate Demand
(percentage of total GDP, except as indicated)

	Nine months ended September 30,
	2020	2021
Nominal GDP (in billions of Chilean pesos)	Ps. 144,550	Ps. 174,378
Domestic Absorption	94.7	98.6
Total Consumption	74.1	75.8
Private Consumption	58.3	61.6
Government Consumption	15.8	14.2
Change in inventories	0.2	2.4
Gross Fixed Capital Formation	20.4	20.3
Exports of goods and services	32.2	31.4
Imports of goods and services	26.9	30.0

Source: Chilean Central Bank.

Savings and Investment

In the nine months ended September 30, 2021, total gross savings (or domestic gross investment) increased 2.2% as a percentage of GDP.

Savings and Investment
(% of GDP)

	Nine months ended September 30,
	2020	2021
National Savings	22.2	17.9
External Savings	(1.6)	4.8
Total Gross Savings or Domestic Gross Investment	20.6	22.8

Source: Chilean Central Bank.

Principal Sectors of the Economy

In the nine months ended September 30, 2021, GDP grew by 11.6% compared to the same period in 2020, mainly due to both the government’s decision to gradually ease lockdown measures in order to promote economic activity and given that the 2020 GDP numbers were relatively low as a result of the COVID-19 pandemic.

The following tables present the components of Chile’s GDP and their respective growth rates for the periods indicated:

Nominal GDP by Sector
(% of GDP, except as indicated)

	Nine months ended September 30,
	2020	2021
Primary sector	16.1	18.6
Agriculture, livestock and forestry	3.5	3.1
Fishing	0.5	0.4
Mining	12.0	15.0
Copper	10.8	13.7
Other	1.2	1.4
Manufacturing sector	10.2	9.6
Foodstuffs, beverages and tobacco	4.7	4.1
Textiles, clothing and leather	0.1	0.1
Wood products and furniture	0.5	0.7
Paper and printing products	0.8	0.8
Chemicals, petroleum, rubber and plastic products	2.2	1.9
Non-metallic mineral products and base metal products	0.4	0.5
Metal products, machinery and equipment and miscellaneous manufacturing	1.6	1.4
Services sector	65.6	63.3
Electricity, oil and gas and water	3.0	2.5
Construction	5.7	5.7
Trade and catering	10.7	12.0
Transport	4.0	4.0
Communications	2.1	1.9
Financial services	14.6	13.6
Housing	8.3	7.3
Personal services	12.2	11.9
Public administration	5.0	4.3
Subtotal	91.9	91.4
Net adjustments for payments made by financial institutions, VAT and import tariffs	8.1	8.6
Total GDP	100	100

Nominal GDP (in billions of Chilean pesos)	Ps.144,549	Ps.174,348

Source: Chilean Central Bank.

Change in GDP by Sector
(% change from previous year, except as indicated)

	Nine months ended September 30,
	2020	2021
Primary sector	0.9	0.2
Agriculture, livestock and forestry	(3.3)	3.2
Fishing	(8.0)	9.3
Mining	2.8	(1.2)
Copper	1.9	(2.6)
Other	10.9	10.8

Manufacturing sector	(5.8)	10.8
Foodstuffs, beverages and tobacco	(2.8)	7.2
Textiles, clothing and leather	(30.6)	36.7
Wood products and furniture	(8.4)	14.0

E-11

	Nine months ended September 30,
	2020	2021
Paper and printing products	(3.8)	1.0
Chemicals, petroleum, rubber and plastic products	(9.3)	12.1
Non-metallic mineral products and base metal products	(10.1)	25.8

Metal products, machinery and equipment and miscellaneous manufacturing	(3.4)	14.1
Services sector	(9.2)	12.9
Electricity, oil and gas and water	(1.7)	5.2
Construction	(15.3)	11.4
Trade and catering	(12.6)	27.5
Transport	(20.8)	11.1
Communications	(0.4)	10.0
Financial Services	(2.6)	7.7
Housing	(2.9)	6.2
Personal Services	(19.8)	20.6
Public Administration	3.2	3.4
Subtotal	(7.3)	10.6
Net adjustments for payments made by financial institutions, VAT and import tariffs	(9.8)	23.2
Total GDP	(7.8)	11.6
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps. 105,986	Ps. 118,247

Source: Chilean Central Bank.

Employment and Labor

Employment

The following table presents information on employment and the labor force in Chile for the period indicated:

Employment and Labor
(in thousands of persons or percentages)

Three months ended September 30, 2021
Nationwide:
Labor force	9,111
Employment	8,345
Participation rate (%)	57.1
Unemployment rate (%)	8.4
Santiago:
Labor force	3,352
Employment	3,090
Participation rate (%)	57.2
Unemployment rate (%)	7.8

Source:  National Statistics Institute and University of Chile surveys.

E-12

The following table presents information regarding the average percentage of the labor force working in each sector of the economy for the period indicated:

Employment
 (% of total labor force employed)

Three months ended September 30, 2021 (1)
Primary sector	8.4
Agriculture, livestock and forestry and fishing	5.7
Mining	2.6
Manufacturing sector	9.9
Services sector	81.4
Electricity, gas and water	1.3
Construction	9.1
Trade and catering	23.6
Transport and communications	8.6
Financial services	2.0
Community and social services(2)	36.9
Total	100%

(1)  Constitutes an average for the three months ended September 30, 2021.

(2)  Includes services related to housing, professional, technical and administrative support activities, public administration and defense, education and health, among others.

Source:  National Statistics Institute.

During the third quarter of 2021, ended on September 30, 2021, women accounted on average for 41.3% of the total nationwide labor force, compared to 40.8% during the same period in 2020.

Wages

The following table sets forth changes in average real wages in the nine months ended September 30, 2021, compared to the same period in 2020.

Real Wages
(% change from same period in 2020)

Nine months ended September 30, 2021
Average real wages	(0.3)%
Average change in productivity	6.6%

Sources: Chilean Central Bank and National Statistics Institute.

E-13

BALANCE OF PAYMENTS AND FOREIGN TRADE

Merchandise Trade

The primary countries of origin of Chile’s imports for the ten months ended October 31, 2021 were China (which accounted for 28.5% of total imports), the United States (18.0%), Brazil (8.6%), Argentina (5.1%), Germany (3.4%), and Mexico (3.0%). The primary destinations of Chile’s exports for the ten months ended October 31, 2021, were China (which received 38.5% of Chile’s total exports), the United States (15.8%), Japan (7.6%), South Korea (4.9%), and Brazil (4.9%). During the ten months ended October 31, 2021, Chile’s exports to Asia, as a percentage of total exports, reached 57.0% compared to the same period in 2020, as well as the proportion of Chile’s exports to North America, which were stable at 22.3%, compared to the same period in 2020.

In the ten months ended October 31, 2021, merchandise exports totaled US$77.3 billion and merchandise imports totaled US$67.7 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 54% of total imports in the ten months ended October 31, 2021 compared to 55% for the same period in 2020. Imports of consumer goods amounted to 33% of total imports in the ten months ended October 31 compared to 29% in the same period in 2020. Imports of capital goods accounted for 22% of total imports for that period compared to 24% for the same period in 2020.

E-14

The following tables set forth information regarding exports and imports for the periods:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Ten months ended October 31, 2020	Ten months ended October 31, 2021
Imports (CIF)
Americas:
Argentina	5.5	5.1
Brazil	7.2	8.6
Mexico	2.7	3.0
United States	18.3	18.0
Other	8.8	8.4
Total Americas:	42.5	43.1
Europe:
France	1.6	1.4
Germany	4.0	3.4
Netherlands	0.7	0.7
Spain	2.4	2.3
United Kingdom	0.9	0.7
Other	7.6	6.5
Total Europe:	17.2	15.0
Asia:
Japan	2.1	2.4
South Korea	1.5	1.9
Taiwan	0.4	0.4
China	27.8	28.5
Other	5.2	5.3
Total Asia:	37.1	38.4
Other:(1)	3.2	3.5
Total exports:	100.0%	100.0%

Exports (FOB)
Americas:
Argentina	0.8	0.8
Brazil	4.9	4.8
Mexico	1.5	1.5
United States	13.6	15.8
Other	7.7	6.9
Total Americas:	27.7	29.8
Europe:
France	2.0	1.8
Germany	1.4	1.1
Netherlands	1.8	1.6
Spain	1.6	1.6
United Kingdom	0.8	0.6
Other	5.7	5.1
Total Europe:	13.4	11.8
Asia:
Japan	8.7	7.6
South Korea	5.6	4.9
Taiwan	1.7	2.3
China	37.7	38.5
Other	3.6	3.7
Total Asia:	57.4	57.0
Other:(1)	1.4	1.3
Total imports:	100.0%	100.0%

(1)      Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

E-15

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

On October 31, 2021, the Chilean Central Bank announced an increase of 1.25% in the TPM, mainly to prevent a possible increase in inflation above the 3.0% (+/-1.0%) target band. The following table sets forth the Chilean Central Bank’s average interest rates for 2021 (through November 30, 2021).

Chilean Central Bank Average Interest Rates

(in %)

	BCP(1)(3)		BCU(2)(3)
Year	5 years	10 years	5 years	10 years	TPM
2021 (through November 30)	-	-	-	-	2.75

(1)	BCP: Peso-denominated Chilean Central Bank notes.

(2)	BCU: UF-denominated Chilean Central Bank notes.

(3)	BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “Monetary and Exchange Rate Policy—Monetary Policy and Interest Rate Evolution” in the Annual Report.

Source: Chilean Central Bank.

Inflation

The following table shows changes in the CPI and the PPI for the period indicated.

Inflation

(% change from same period in 2020)

	CPI	PPI (1)
Ten months ended October 31, 2021	6.0	31.9

(1) Manufacturing, mining and electricity, water and gas distribution industries.

Source:  CPI, Chilean Central Bank.  PPI, National Institute of Statistics

Exchange Rate Policy

The Chilean peso traded at Ps.758.5/US$1.00 on November 30, 2021, compared to Ps.711.2/US$1.00 on December 31, 2020. The foreign exchange volatility that Chile experienced in 2021 was the result of a combination of several factors, including the global economic environment due to the COVID-19 pandemic, the evolution of the copper price, which represents more than half of total Chilean exports, and uncertainty arising from the recent presidential and congressional elections.

The following table shows the high, low, average and period-end Chilean peso/U.S. dollar exchange rate for the eleven months ended November 30, 2021.

Observed Exchange Rates (1)
(pesos per US$)

	High	Low	Average(2)	Period-End
Eleven months ended November 30, 2021	836.7	693.7	751.0	836.7

(1) The table presents the high, low, average and period-end observed rates for the period.

(2) Represents the average of average monthly rates for the period indicated.

Source: Chilean Central Bank.

Money Supply

The evolution of Chile’s monetary base reflects private sector demand for monetary balances, which depend on economic growth, the alternative cost of money and inflation. Although the Chilean Central Bank does not seek to implement monetary supply controls, these variables are under continuous monitoring to protect the economy against any external shock.

The following tables set forth the monthly average monetary base and the average monetary aggregates as of the dates indicated:

Monetary Base(1)
 (in billions of pesos)

As of October 31, 2021
Currency in circulation	15,069.9
Bank reserves	9,913.7
Monetary base	24,983.6

(1)	There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

Monetary Aggregates
(in billions of pesos)

As of October 31, 2021
Currency in circulation	15,069.9
Demand deposits at commercial banks	64,923.2
M1(1)	79,993.2
Total time and savings deposits at banks	84,286.4
Others	11,366.8
M2(2)	175,646.4
Foreign currency deposits at Chilean Central Bank	30,672.6
Documents of Chilean Central Bank	16,441.9
Letters of Credit	111.0
Private Bonds	30,852.4
Others	46,034.1
M3(3)	299,758.4

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.

(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one-year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).

(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following tables provide certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of September 30, 2021
	Assets		Loans		Deposits		Shareholders’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private-sector banks	347,560	83.6%	219,309	86.6%	170,669	81.0%	23,692	88.2%
Foreign- owned private-sector banks(2)	1,858	0.4%	242	0.1%	564	0.3%	548	2.0%
Private-sector total	349,418	84.0%	219,551	86.7%	171,233	81.3%	24,241	90.2%
Banco Estado	66,415	16.0%	33,792	13.3%	39,452	18.7%	2,620	9.8%
Total banks	415,834	100.0%	253,343	100.0%	210,686	100.0%	26,861	100.0%

(1)     Corresponds to the “Capital Básico”. This item included capital and reserves.

(2)     Foreign owned subsidiaries of foreign banks are classified as domestically owned private sector banks. If classified as foreign owned private sector banks, the market share of foreign owned private sector banks as of September 30, 2021 would be as follows: assets: 41.1%, loans: 41.5%, deposits: 38.0% and shareholders’ equity: 40.6%, with the corresponding reduction in the market share of domestically owned private sector banks.

Source: CMF.

The following tables set forth the total assets of the four largest Chilean private-sector banks, the state-owned Banco Estado and other banks in the aggregate for the periods indicated:

	As of September 30, 2021
	in billions of Pesos	Market Share (%)
Banco Santander-Chile	63.7	18.1%
Banco Estado	56.2	16.0%
Banco de Chile	49.2	14.0%
Banco de Crédito e Inversiones	64.4	18.3%
Scotiabank Chile	40.1	11.4%
Itaú Corpbanca	35.8	10.2%
Other banks	42.5	12.1%
Total Banking System	351.9	100.0%

Source: CMF.

Capital Markets

Stock Exchanges

The table below summarizes the value of the main indexes of the Santiago Stock Exchange as of November 30, 2021:

Indicators for the Santiago Stock Exchange

	S&P/CLX/ IGPA(1)	S&P/CLX/ IPSA(2)
As of November 30, 2021	22.207	4.433

(1)           The General Stock Price Index (Índice General de Precios de Acciones, or S&P/CLX IGPA) is an index designed to serve as a broad benchmark for the Chilean equities market. The index seeks to measure the performance of Chile-domiciled stocks listed on the Santiago Stock Exchange that have a relevant trading presence. Pension funds are not covered by the index.

(2)           The Selective Stock Price Index (Índice de Precios Selectivo de Acciones, or S&P/CLX IPSA) is an index designed to measure the performance of the largest and most liquid stocks listed on the Santiago Stock Exchange.

Source:  Santiago Stock Exchange.

Institutional Investors

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of the dates indicated:

Total Assets of Institutional Investors (in billions of US$)

	Pension Funds (AFPs)	Insurance Companies	Mutual Funds
As of September 30, 2021	172	53	58

 Source: CMF, Superintendency of Pensions.

Pension Funds and the Chilean Pension System

As of September 30, 2021, the AFPs held aggregate financial assets totaling approximately US$171.9 billion, compared to US$199.0 billion as of December 31, 2020. The decrease is explained by the exceptional withdrawals allowed by the applicable laws. See “Recent Developments—Republic of Chile — Pension Funds and the Chilean Pension System” and “Monetary and Financial System — Pension Funds and the Chilean Pension System” in the Annual Report.

Central Government External Bonds

As of November 30, 2021, Chile had the following global bonds outstanding:

•	2.250% US$427,707,000 Notes due October 30, 2022;

•	1.625% €1,641,550,000 Notes due January 30, 2025;

•	3.125% US$318,728,000 Notes due March 27, 2025;

•	1.750% €1,109,770,000 Notes due January 20, 2026;

•	3.125% US$709,316,000 Notes due January 21, 2026;

•	0.100% €1,000,000,000 Notes due January 26, 2027;

•	3.240% US$2,000,000,000 Notes due February 6, 2028;

•	0.555% €918,000,000 Notes due January 21, 2029;

•	1.440% €709,103,000 Notes due February 1, 2029;

•	1.875% €1,490,765,000 Notes due May 27, 2030;

•	2.450% US$1,758,000,000 Notes due January 31, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	2.550% US$1,500,000,000 January 27, 2032;

•	2.550% US$2,250,000,000 July 27, 2033;

•	1.300% €750,000,000 July 26, 2036;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$2,700,000,000 Notes due May 7, 2041;

•	3.625% US$407,620,000 Notes due October 30, 2042;

•	3.860% US$1,284,412,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	2.550% €1,250,000,000 Notes due January 22, 2051;

•	3.500% US$1,500,000,000 Notes due April 15, 2053;

•	3.100% US$2,000,000,000 Notes due January 22, 2061; and

•	3.250% US$1,000,000,000 Notes due September 21, 2071.

Central Government Domestic Bonds

As of November 30, 2021, Chile had the following local bonds outstanding:

•	6.0% Ps. 53,815 million treasury bonds due January 1, 2022;

•	0.0% Ps. 590,000 million treasury bonds due March 25, 2022;

•	0.0% Ps. 320,000 million treasury bonds due April 15, 2022;

•	0.0% Ps. 590,000 million treasury bonds due June 17, 2022;

•	0.0% Ps. 590,000 million treasury bonds due July 22, 2022;

•	4.0% Ps.1,840,145 million treasury bonds due March 1, 2023;

•	0.0% Ps. 350,000 million treasury bonds due April 21, 2023;

•	0.0% Ps. 350,000 million treasury bonds due May 19, 2023;

•	0.0% Ps. 320,000 million treasury bonds due June 16, 2023;

•	0.0% Ps. 590,000 million treasury bonds due July 21, 2023;

•	6.0% Ps. 26,460 million treasury bonds due January 1, 2024;

•	2.5% Ps. 5,581,760 million treasury bonds due March 1, 2025;

•	4.5% Ps. 3,629,400 million treasury bonds due March 1, 2026;

•	5.0% Ps. 1,500,000 million treasury bonds due October 1, 2028;

•	2.3% Ps. 1,040,000 million treasury bonds due October 1, 2028;

•	4.7% Ps. 3,870,780 million treasury bonds due September 1, 2030;

•	6.0% Ps. 4,405 million treasury bonds due January 1, 2032;

•	2.8% Ps. 560,000 million treasury bonds due October 1, 2033;

•	6.0% Ps. 6,155 million treasury bonds due January 1, 2034;

•	5.0% Ps. 4,120,200 million treasury bonds due March 1, 2035;

•	6.0% Ps. 3,247,570 million treasury bonds due January 1, 2043;

•	5.1% Ps. 1,170,595 million treasury bonds due July 15, 2050;

•	3.0% UF 1,346.5 thousand treasury bonds due January 1, 2022;

•	1.3% UF 47,072.5 thousand treasury bonds due March 1, 2023;

•	4.5% UF 8,470 thousand treasury bonds due October 15, 2023;

•	3.0% UF 1,410 thousand treasury bonds due January 1, 2024;

•	4.5% UF 2,140 thousand treasury bonds due August 1, 2024;

•	0.0% UF 48,964 thousand treasury bonds due March 1, 2025;

•	2.6% UF 533 thousand treasury bonds due September 1, 2025;

•	1.5% UF 182,310 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 1,350 thousand treasury bonds due March 1, 2028;

•	0.0% UF 26,070 thousand treasury bonds due October 1, 2028;

•	3.0% UF 956 thousand treasury bonds due March 1, 2029;

•	3.0% UF 2,658 thousand treasury bonds due January 1, 2030;

•	1.9% UF 98,077.5 thousand treasury bonds due September 1, 2030;

•	3.0% UF 298 thousand treasury bonds due January 1, 2032;

•	0.0% UF 18,900 thousand treasury bonds due October 1, 2033;

•	3.0% UF 267.5 thousand treasury bonds due January 1, 2034;

•	2.0% UF 150,760 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,268.5 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,708 thousand treasury bonds due March 1, 2039;

•	3.0% UF 1,833 thousand treasury bonds due January 1, 2040;

•	3.0% UF 500.5 thousand treasury bonds due January 1, 2042;

•	3.0% UF 180,850 thousand treasury bonds due January 1, 2044; and

•	2.1% UF 31,081.5 thousand treasury bonds due July 15, 2050.

The following table reflects the Chilean Treasury’s bond issuances as of the date indicated:

Chilean Treasury Bond Issuances in the Local Market
(in millions of US$)(1)

As of November 30, 2021	BTP- 5(2)	BTP- 7(3)	BTP- 10(4)	BTP- 20(5)	BTP- 30(6)	BTU- 5(7)	BTU- 7(8)	BTU- 10(9)	BTU- 12(10)	BTU- 20(11)	BTU- 30(12)	Total
2021	—	1,793	962	—	—	—	958	1,186	695	—	—	5,594

(1)	Using the exchange rate at November 30, 2021.

Excludes debt repurchases and issuances of T-Bills.

(2)	Peso-denominated internal bonds with a term of 5 years

(3)	Peso-denominated internal bonds with a term of 7 years.

(4)	Peso-denominated internal bonds with a term of 10 years.

(5)	Peso-denominated internal bonds with a term of 20 years.

(6)	Peso-denominated internal bonds with a term of 30 years.

(7)	UF-denominated bonds with a term of 5 years.

(8)	UF-denominated bonds with a term of 7 years.

(9)	UF-denominated bonds with a term of 10 years.

(10)	UF-denominated bonds with a term of 12 years.

(11)	UF-denominated bonds with a term of 20 years.